SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9/A
Solicitation/Recommendation Statement under Section 14(d)(4) of the
Securities Exchange Act of 1934
(Amendment No. 6)
Genesis Microchip Inc.
(Name of Subject Company)
Genesis Microchip Inc.
(Name of Person(s) Filing Statement)
Common Stock, par value $0.001 per share
(including the associated Preferred Stock Purchase Rights)
(Title of Class of Securities)

37184C103
(CUSIP Number of Class of Securities)

Elias Antoun
President and Chief Executive Officer
Genesis Microchip Inc.
2525 Augustine Drive
Santa Clara, CA 95054
(408) 919-8400
(Name, address and telephone number of person
authorized to receive notices and communications on
behalf of the person(s) filing statement)

With copies to:

Selim Day, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 1301 Avenue of the Americas, 40th Floor New York, New York 10019 (212) 999-5800	Bradley L. Finkelstein, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, CA 94301 (650) 493-9300
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Amendment No. 6 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on December 18, 2007, as amended on January 7, 2008, January 9, 2008, January 15, 2008, January 17, 2008 and January 24, 2008 (as previously filed with the SEC, collectively, the “Schedule 14D-9”), by Genesis Microchip Inc., a Delaware corporation (“Genesis” or the “Company”), relating to the tender offer made by Sophia Acquisition Corp., a Delaware corporation (“Offeror”), a wholly-owned subsidiary of STMicroelectronics N.V., a limited liability company organized under the laws of the Netherlands, with its corporate seat in Amsterdam, the Netherlands (“Parent”), as set forth in a Tender Offer Statement filed by Offeror and Parent on Schedule TO, dated December 18, 2007, as amended on January 9, 2008, January 17, 2008, January 24, 2008 and January 25, 2008 (as previously filed with the SEC, the “Schedule TO”), to pay $8.65 per share, net to the holder thereof in cash, without interest, less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 18, 2007, and in the related Letter of Transmittal. Any capitalized terms used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.
     All information in the Schedule 14D-9 is incorporated in this Amendment No. 6, except that such information is hereby amended to the extent specifically provided herein.
Item 8. Additional Information.
     Item 8 is hereby amended and supplemented by including the following:
     “The Offer. The subsequent offering period, as previously extended by Purchaser, expired at 5:00 p.m., New York City time, on Thursday, January 24, 2008. According to Mellon Investor Services LLC., the depositary for the Offer, approximately 34.2 million Shares were validly tendered in the Offer and not withdrawn, representing approximately 89.1% of the outstanding Shares. Offeror has accepted for payment all tendered Shares.
     On January 24, 2008, Offeror exercised the Merger Option. On January 25, 2008, Offeror purchased from the Company an additional 7,663,998 Shares. As a result of the exercise of the Merger Option, Parent and Offeror collectively control approximately 90.92% of the outstanding Shares.
     On January 25, 2008 the Merger was consummated. In connection with the Merger, each outstanding Share not tendered in the Offer (other than Shares held by the Company, Parent and Offeror and Shares held by stockholders who properly perfect appraisal rights under Delaware law) was converted into the right to receive $8.65 per share in cash, without interest. Following the consummation of the Merger, the Company will continue as the surviving corporation and be a wholly-owned subsidiary of Parent.”

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GENESIS MICROCHIP INC.
Dated: January 25, 2008	/s/ Elias Antoun
Elias Antoun
President and Chief Executive Officer